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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K





(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____.




                           Commission File No. 1-8796




                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN



                               Questar Corporation
                               180 East 100 South
                                 P.O. Box 45433
                         Salt Lake City, Utah 84145-0433

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


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2000.
Commission File Number 1-8796.



         A. The full title of the plan is the Questar Corporation Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

         B. The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office are: Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt lake city, Utah 84145-0433.

         C. Financial statements and schedules prepared in accordance with the Employee retirement Income Security Act of 1974 for the fiscal year ended December 31, 2000, are attached as an exhibit to this Form 11-K


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Questar Corporation Employee Benefits Committee have duly caused this annual report to be signed by its duly authorized chairman.

                                                QUESTAR CORPORATION
                                                EMPLOYEE INVESTMENT PLAN



Date:  June 27, 2001                            By:  /s/ R. D. Cash
                                                     R. D. Cash, Chairman
                                                     Employee Benefits Committee

                              Financial Statements
                                  and Schedules

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                     YEARS ENDED DECEMBER 31, 2000 AND 1999
                       WITH REPORT OF INDEPENDENT AUDITORS

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                              FINANCIAL STATEMENTS
                                  AND SCHEDULES


                     YEARS ENDED DECEMBER 31, 2000 AND 1999




                                    CONTENTS

Report of Independent Auditors.................................................2

Audited Financial Statements

Statements of Net Assets Available for Benefits................................3
Statement of Changes in Net Assets Available for Benefits......................4
Notes to Financial Statements..................................................5


Schedules

Schedule of Assets Held for Investment Purposes at End of Year................11
Schedule of Reportable Transactions...........................................12

                         REPORT OF INDEPENDENT AUDITORS


Participants in Questar corporation
Employee Investment Plan


We have audited the accompanying statements of net assets available for benefits of Questar Corporation Employee Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2000 financial statements taken as a whole.

Ernst & Young LLP
Salt Lake City, Utah
May 25, 2001

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                           DECEMBER 31,

                                                                                     2000                1999
                                                                                ----------------------------------

ASSETS
Investments at current value:
Questar Corporation common stock                                                $ 143,853,573       $  85,662,540
Mutual funds                                                                       26,004,703          27,029,382
Merrill Lynch Retirement Preservation Trust                                         1,321,779           1,948,575
Loans receivable from employees                                                     4,325,062           3,363,507
                                                                                ---------------------------------
                                                                                  175,505,117         118,004,004


Cash and short-term investments                                                       249,413             749,934
Contributions receivable from Questar Corporation                                     360,000             417,800
Dividends receivable                                                                  835,147
Interest receivable                                                                    10,261              12,513
                                                                                ---------------------------------
                                                                                  176,959,938         119,184,251

LIABILITIES
Other Payable                                                                                             749,914


                                                                                ---------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                               $ 176,959,938       $ 118,434,337
                                                                                =================================



SEE ACCOMPANYING NOTES.

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2000




ADDITIONS
  Dividends and interest income                                   $    5,035,078
  Interest income from employee loans                                    374,301
  Contributions:
     Employees                                                         7,992,556
     Employer                                                          5,042,367
     Other                                                               249,413
                                                                  --------------
     Total contributions                                              13,284,336
                                                                  --------------
        Total additions                                               18,693,715


DEDUCTIONS
  Withdrawals at current value                                        43,721,121
  Trustee fees and commissions                                            33,623
                                                                  --------------
    Total deductions                                                  43,754,744


NET REALIZED AND UNREALIZED APPRECIATION
   OF THE CURRENT VALUE OF INVESTMENTS                               83,586,630
                                                                  --------------

Net additions                                                         58,525,601
Net assets available for benefits at
  Beginning of year                                                  118,434,337
                                                                  --------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                  $  176,959,938
                                                                  ==============


SEE ACCOMPANYING NOTES.

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000


1.  DESCRIPTION OF THE PLAN

The Questar Corporation Employee Investment Plan (the "Plan") is a defined contribution plan for employees of Questar Corporation and certain of its subsidiaries (Questar). As of August 1, 1999, the Plan is no longer an employee stock ownership plan (ESOP) as defined in the Internal Revenue Code (the "Code")
Section 4975(e)(7).

In addition to Questar common stock, employees are able to direct the investment of their contributions into the following funds: the 1) Merrill Lynch Retirement Preservation Trust, which invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in obligations of U.S. government and government-agency securities; 2) Fidelity Magellan Fund, which invests primarily in common stocks; 3) Fidelity Puritan Fund, which invests primarily in common stocks and bonds; 4) Fidelity Intermediate Bond Fund, which invests primarily in high and upper-medium grade fixed-income obligations; 5) Vanguard 500 Portfolio Index Fund, which invests primarily in common stocks as it seeks to replicate the Standard & Poor's 500 Composite Price Index; 6) Vanguard Total International Portfolio Fund, which invests in a combination of the European, Pacific, and Emerging Markets Vanguard International Equity Index Funds; and 7) Vanguard Index Trust-Small Capitalization Stock Portfolio Fund, which invests in a diversified group of small-sized companies as it attempts to track the performance of the Russell 2000 Index. Employees are required to have any plan change request forms submitted to the Personnel Services Department by the 25th day of the prior month or the preceding business day if the 25th falls on a weekend.

Participants are able to transfer all or part of their 401(k) account balance between any of the Plan investment funds, including their Questar stock. The Plan, however, does not permit the transfer of any portion of a participant's account balance attributable to employer contributions. Participants who contributed to the stock fund or any of the other investment funds received employer matching contributions in the form of Questar shares released from an ESOP suspense account (Note 3) or purchased on the open market, on up to 6% of their eligible compensation contributed, at the following percentages: 100% on the first 3% and 60% on the next 3% of eligible contributions.

Employees are eligible to participate in the Plan immediately upon hire if scheduled to work a minimum of 20 hours per week. In 1999, all participants were allowed to contribute from 1% to 16% of annual compensation on a pre-tax basis pursuant to salary reduction arrangements that qualify under section 401(k) of the Code, subject to limits imposed by Federal tax laws and to discrimination testing.

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.  DESCRIPTION OF THE PLAN (CONTINUED)

Beginning in the year 2000, the contribution maximum was increased to 19% of monthly compensation on a pre-tax basis, subject to the same limits. The ability to have after-tax payroll deductions made to the Plan was terminated as of January 1, 1999.

The Plan provides an additional $200 annual employer contribution at the end of the Plan year in the form of shares of Questar stock to each employee working a minimum of 20 hours per week with at least one year of service at the beginning of the Plan year and employed on the last day of the Plan year. This contribution is made irrespective of whether the eligible employee otherwise participates in the Plan.

Beginning in 1999, employees have the opportunity to borrow up to 50% of the value of their Plan account balance, not to exceed $50,000. Beginning in 2000, employees are allowed a maximum of three outstanding loans. The interest rate is fixed and is equal to prime plus one percent, set at the time the loan is made. The participant can elect loan repayment terms up to a maximum of five years (ten years if the loan is to purchase or build a primary residence) and repayment is by payroll deductions. Upon termination of employment, the participant can either elect to repay the loan or treat the loan as a taxable distribution from their account.

The Plan provides for the direct rollover of taxable amounts withdrawn from the Plan to the trustee of the participant's Individual Retirement Account (IRA) or other qualified plan, if the participant so elects.

The rules for in-service withdrawals of Questar shares and investment funds allocated to participants' accounts and for distributions of such amounts upon termination of employment, disability or death are set forth in the Summary Plan Description of the Plan.

In 1999, participants were fully vested in all shares and funds allocated to their individual accounts. Beginning in 2000, employees hired or who became eligible after January 1, 2000 must have one year of service before any employer contributions and earnings thereon are vested. Forfeited balances of terminated participants' nonvested accounts are allocated among participants to offset employer matching contributions. Amounts forfeited during 2000 were negligible. Should the Plan terminate at some future time, all amounts vested and allocated to the participants' accounts would be distributed to them.

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.  ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investment in Questar common stock is stated at current value based on the closing market price on the last business day of the year on the New York Stock Exchange. The mutual funds are valued at published market prices which represent the net asset value of shares held by the Plan at year end. The Merrill Lynch Retirement Preservation Trust is valued at cost plus interest earned, which approximates market. Participant loans and short-term investments are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DIVIDENDS

Questar has a Dividend Reinvestment and Stock Purchase Plan (DRP) whereby participants may reinvest dividends to purchase additional shares of Questar common stock at market value. Beginning in 1999, dividends on all shares of Questar stock held in the Plan are reinvested through the DRP. Dividends paid on leveraged shares were applied to the principal and interest payments on the promissory note payable to Questar until the note was repaid in 1999.

WITHDRAWALS

Withdrawals are recorded based on current prices at the date withdrawn. The differences between cost and current value at the time of withdrawal are included in the financial statements as realized gains or losses.

ADMINISTRATIVE EXPENSES

Legal, accounting, and other administrative expenses except commissions and a portion of the trustee fees have been paid by Questar.

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.  ACCOUNTING POLICIES (CONTINUED)

OTHER CONTRIBUTIONS

Other contributions represent Plan assets and contributions that are unallocated to participants' accounts at the end of the year.

3.  SECURITY ACQUISITION LOANS

In 1989 the Plan issued two promissory notes payable to Questar and used the proceeds to purchase leveraged shares of Questar common stock. The leveraged shares were held in a separate suspense account established under the Trust and were released and allocated to eligible participants as the notes were repaid over a ten-year period. The final balance was repaid July 1, 1999, and all remaining shares were allocated to employees throughout 1999.

4.  INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated January 19, 2000, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  NON-PARTICIPANT DIRECTED INVESTMENTS

The only non-participant directed investments in the Plan consist primarily of Questar employer contributions held in the Questar Corporation Common Stock Fund, which also holds participant directed investments. Presently, the investment activity cannot be split between participant directed 401(k) contributions and non-participant directed employer contributions. Consequently, information about the net assets and the significant components of changes in net assets related to these investments are classified as non-participant directed as follows:

                                                                                  DECEMBER 31,
                                                                        2000                       1999
                                                                ---------------------------------------------
Investments at fair value:
       Questar Corporation common stock                            $143,853,573                $85,662,540

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  NON-PARTICIPANT DIRECTED INVESTMENTS (CONTINUED)


                                                                                 YEAR ENDED
                                                                              DECEMBER 31, 2000
                                                                              -----------------
Change in net assets:
     Contributions                                                             $    7,376,055
     Dividends                                                                      2,960,992
     Net realized and unrealized appreciation in fair value                        86,418,733
     Withdrawals                                                                  (37,283,221)
     Loan distributions                                                              (687,348)
     Transfers out                                                                   (594,178)
                                                                                  -----------
         Total                                                                 $   58,191,033
                                                                                  ===========

6.  INVESTMENTS

During 2000, the Plan's investments appreciated (depreciated) in fair value as determined by quoted market prices as follows.


                                                                                 NET REALIZED AND
                                                                                    UNREALIZED
                                                                               APPRECIATION IN FAIR
                                                                               VALUE OF INVESTMENTS
                                                                               --------------------
Common stock                                                                       $  86,418,733
Shares of registered investment companies                                             (2,832,103)
                                                                                     -----------
                                                                                      83,586,630
                                                                                     ===========

Investments that represent 5% or more of the current value of the Plan's net assets are as follows:


                                                                                  DECEMBER 31,
                                                                        2000                         1999
                                                                ---------------------------------------------
Questar Corporation Common Stock                                   $143,853,573                  $85,662,540

Fidelity Magellan Fund                                               10,382,647                   11,551,672

Vanguard 500 Portfolio Index Fund                                     8,750,855                    8,708,341

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                            YEAR ENDED
                                                                                         DECEMBER 31, 2000
                                                                                         -----------------
     Net assets available for benefits per the financial statements                        $ 176,959,938
     Amounts allocated to withdrawn participants                                                 (39,431)
                                                                                           -------------
     Net assets available for benefits per the Form 5500                                     176,920,507
                                                                                           =============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                            YEAR ENDED
                                                                                         DECEMBER 31, 2000
                                                                                         -----------------
     Benefits paid to participants per the financial statements                             $ 43,721,121
     Amounts allocated on Form 5500 to withdrawn participants                                     39,431
                                                                                            ------------
     Benefits paid to participants per the Form 5500                                        $ 43,760,552
                                                                                            ============


Amounts allocated to participants who have withdrawn from the Plan are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.


8.  RELATED PARTY TRANSACTIONS

During 2000, the Plan received dividends from the Company of $3,812,863. Purchases of Questar Corporation common stock amounted to $12,103,441. Sales of Questar Corporation common stock were $3,047,920 in 2000.

                                                                EJN 87-0407509
                                                                PLAN #002

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

       SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                                DECEMBER 31, 2000



    IDENTITY OF
 ISSUE, BORROWER,
     LESSOR OR
   SIMILAR PARTY           DESCRIPTION OF INVESTMENTS                            COST           CURRENT VALUE
------------------         --------------------------                        --------------------------------
Common Stock:
 Questar Corporation(1)    Common Stock, 4,785,548 shares                    $ 70,515,877       $ 143,853,573

Mutual Funds:
 Fidelity                  Magellan Fund, 87,030 units                           (2)               10,382,647

  Fidelity                 Puritan Fund, 232,812 units                           (2)                4,383,848

  Fidelity                 Intermediate Bond Fund, 40,442 units                  (2)                  406,041

  Vanguard                 500 Portfolio Index Fund, 71,811 units                (2)                8,750,855

  Vanguard                 Total International Portfolio Fund,
                             89,433 units                                        (2)                1,058,001

  Vanguard                 Index Trust Small Capitalization Stock
                             Portfolio Fund, 52,639 units                        (2)                1,023,311

  Merrill Lynch            Retirement Preservation Trust,
                             1,321,779 units                                     (2)                1,321,779

  Participant loans(1)     Loans receivable from employees at
                             interest rates from 8.40% to 10.50%
                             maturing through 2010                                                  4,325,062
                                                                             --------------------------------

                                                                             $ 70,515,877       $ 175,505,117
                                                                             ================================


--------------------------------------
(1) Party in interest to the Plan
(2) Investments are participant directed, thus cost information is not applicable

                                                                EJN 87-0407509
                                                                PLAN #002

                               QUESTAR CORPORATION
                            EMPLOYEE INVESTMENT PLAN

             SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2000


                                                                                   CURRENT VALUE
     IDENTITY OF      DESCRIPTION       PURCHASE        SELLING      COST OF        OF ASSET ON         NET GAIN
   PARTY INVOLVED      OF ASSETS         PRICE           PRICE        ASSET       TRANSACTION DATE       OR LOSS
----------------------------------------------------------------------------------------------------------------

Category (i) - Single Transaction in Excess of 5% of Plan Assets
----------------------------------------------------------------
                    None

Category (ii) - Series of Transactions (Other than Securities Transactions)
---------------------------------------------------------------------------
                With the Same Person Aggregating 5% of Plan Assets
                --------------------------------------------------
                    None

Category (iii) - A Series of Transactions in Excess of 5% of Plan Assets
------------------------------------------------------------------------

Questar Corporation   Common Stock    $12,103,441                   $12,103,441     $12,103,441
Questar Corporation   Common Stock                    $40,331,141   $22,041,210     $40,331,141      $18,289,931

Category (iv) - Transactions in Securities with a Person if Any Single
----------------------------------------------------------------------
                Transaction with that Person was in Excess of 5% of Plan Assets
                ---------------------------------------------------------------
                    None

Columns for "lease rental" and "expense incurred with transaction" are not applicable.